

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 17, 2008

Via U.S. Mail and Fax (909) 839-2780

Mr. Zhang Yang
Chief Financial Officer
China North East Petroleum Holdings, Ltd.
20337 Rimview Place
Walnut, CA 91789

> **Re: China North East Petroleum Holdings, Ltd.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 0-49846**
>
> **Form 10-QSB for the period ended September 30, 2007**
> **Filed November 14, 2007**

Dear Mr. Yang:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        /s/ Chris White

                                        Christopher White
                                        Branch Chief Accountant